April 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Worksport Ltd. (the “Company”)
Registration Statement on Form S-1
File No. 333-286255

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM (EST) on Thursday, April 3, 2025, or as soon thereafter as is practicable.

Please contact the Company’s counsel, Ross Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310 or via email at rcarmel@srfc.law to provide notice of effectiveness or if there are questions regarding this matter.

Very truly yours,

WORKSPORT LTD.

/s/ Steven Rossi
Steven Rossi
Chief Executive Officer